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May 19, 2011	Writer’s Direct Contact 415.268.6617 BParris@mofo.com

Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Marina District Finance Company, Inc.
Marina District Development Company, LLC
Registration Statement on Form S-4 Filed April 1, 2011 File No. 333-173275

Dear Mr. McTiernan:

On behalf of each of Marina District Finance Company, Inc. and Marina District Development Company, LLC (collectively, the “Company”), we are responding to the comment letter (the “Comment Letter”) dated April 28, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Hirsberg with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The Company respectfully submits the following responses with respect to each comment contained in the Comment Letter. For the convenience of the Staff, we have reproduced the text of each numbered paragraph in the Comment Letter, followed with the Company’s responses.

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement via EDGAR. Also, please find enclosed four (4) courtesy copies of Amendment No. 1 to the Registration Statement.

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Market Data, page iv

1.	We note your disclosure that you “cannot guarantee the accuracy or completeness” of certain disclosure in the prospectus. Please revise to eliminate this apparent disclaimer of your responsibility for material omissions or misstatements in the registration statement.

Michael McTiernan

May 19, 2011

Page Two

Response:

The Company notes the Staff’s comment and has revised the Registration Statement by deleting the disclosure noted by the Staff.

The Exchange Offer, page 8

Expiration Date, ease 8

2.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Company notes the Staff’s comment and confirms that the offer will be held open for at least 20 full business days. In addition, the Company confirms that the expiration date of the offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please also confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:

The Company notes the Staff’s comment and confirms that the offer will be held open at least through midnight on the 20th business day following commencement of the offer.

Allowance for Doubtful Accounts, page 53

4.	We note your disclosure on page 53 that less than 1% of your casino accounts receivable was owed by customers from the United States. Please tell us if this statement is accurate, and if not, revise in your next amendment.

Response:

The Company notes the Staff’s comment and has revised the Registration Statement to disclose that less than 1% of the Company’s casino accounts receivable was owed by customers from outside the United States.

Michael McTiernan

May 19, 2011

Page Three

The Exchange Offer, page 114

Expiration Date; Extensions: Amendments, page 116

5.	We note your reservation of the right to amend the terms of the offer and that you “may” extend the offering in such instance. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

The Company notes the Staff’s comment and has revised the Registration Statement to disclose that in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

6.	We note that you reserve the right “to delay accepting the old notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

The Company notes the Staff’s comment and confirms that a delay, if any, in the Company’s acceptance of the old notes tendered in the offer would only be done in a manner consistent with Rule 14e-1(c). The Company anticipates that it would only delay acceptance of old notes tendered in the offer due to an extension of the expiration date of the exchange offer. As requested by the Staff, the Company has revised the Registration Statement to clarify this.

Conditions to the Exchange Offer. page 116

7.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Response:

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to clarify that conditions to the exchange offer must be satisfied or waived by the Company (to the extent legally permitted to do so) at any time before the expiration of the exchange offer.

Michael McTiernan

May 19, 2011

Page Four

Part II — Information Not Required In Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 99.1 - Form of Letter of Transmittal

8.	Please remove the language on page 7 of the letter of transmittal, which requires the holder to acknowledge that he or she has “read” all the terms of the exchange offer.

Response:

The Company notes the Staff’s comment and has removed the language on page 7 of the letter of transmittal which requires the holder to acknowledge that he or she has “read” all the terms of the offer.

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We trust that you will find the foregoing responsive to the Staff’s comments. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any further questions or comments, please direct your questions or comments to the undersigned at (415) 268-6617.

Sincerely,

/s/ Brandon C. Parris

Brandon C. Parris

cc:	Josh Hirsberg
Robert Boughner